Consent of Independent Registered Public Accounting Firm

The Shareholders and Board of Trustees
CNI Charter Funds:

We consent to the use of our report dated November 21, 2012, incorporated herein by reference, for the CNI Charter Funds, comprised of the Government Money Market Fund, Prime Money Market Fund, California Tax Exempt Money Market Fund, Limited Maturity Fixed Income Fund, Government Bond Fund, Corporate Bond Fund, California Tax Exempt Bond Fund, Full Maturity Fixed Income Fund, High Yield Bond Fund, Multi-Asset Fund, Diversified Equity Fund, and the Socially Responsible Equity Fund, as of September 30, 2012, and to the references to our firm under the heading “financial highlights” in the Prospectus and under the headings “Independent Registered Public Accounting Firm and Reports to Shareholders” and “Financial Statements” in the Statement of Additional Information.

/s/ KPMG LLP

Philadelphia, Pennsylvania
January 28, 2013